                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  PHOTOLOFT.COM
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   71-934 8104
                      (CUSIP Number of Class of Securities)

                             ----------------------


                          Intellect Capital Group, LLC
                            11111 Santa Monica Blvd.
                                    Suite 650
                              Los Angeles, CA 90025

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 8, 2000
                          (Date of Event which Requires
                            Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP No. 71-934 8104                 13D                           Page 2 of 8


(1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

     Intellect Capital Group, LLC
     95-4749174

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                 (a)
                                                 (b)      X

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
         WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

NUMBER OF SHARES                         :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                                 28,716,392*
EACH REPORTING PERSON WITH
                                         :     (8)    SHARED VOTING POWER
                                                      0

                                         :     (9)    SOLE DISPOSITIVE POWER
                                                      28,716,392*

                                         :     (10)   SHARED DISPOSITIVE POWER
                                                                 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,716,392*

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.0% (on a fully diluted basis)

(14) TYPE OF REPORTING PERSON
         CO

* Pursuant to the Stock Purchase Agreement ("Agreement") attached hereto as
Exhibit 1, on June 8, 2000, the Reporting Person purchased 900 shares of Issuer's Series B Preferred Convertible Stock (the "Purchased Stock"). On or before July 7, 2000, at such date as may be selected by the Reporting Person, the Purchased Stock shall be converted into 50.0% of the Issuer's then-outstanding common stock following the conversion, on a fully diluted

CUSIP No. 71-934 8104                 13D                           Page 3 of 8


basis. As of June 8, 2000, Issuer had 28,716,392shares of common stock outstanding on a fully diluted basis. Thus, if Reporting Person had converted the Purchased Shares on June 8, 2000, pursuant to the terms of the Agreement, Reporting Person would obtain sole and dispositive voting power over 28,716,392 shares, or 50.0% of Issuer's fully diluted common stock. Accordingly, although Reporting Person currently owns 900 shares of Issuer's Series B Preferred Convertible Stock, pursuant to Rule 13d-3(d)(1)(B) of the Securities Exchange Act of 1934, as amended, Reporting Person is deemed to beneficially own 28,716,392 shares of Issuer's common stock. The exact number of shares of common stock to be obtained by Reporting Person will depend on the number of shares of Issuer's common stock outstanding, on a fully diluted basis, as of such date that Reporting Person elects to convert the Purchased Shares.



ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Shares" or the "Issuer Common Stock"), of PhotoLoft.com, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 300 Orchard City Drive, Suite 142, Campbell, CA 95008.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c) This Schedule 13D is filed by Intellect Capital Group, LLC, a Delaware limited liability company (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 11111 Santa Monica Blvd., Suite 650, Los Angeles, CA 90025. The Reporting Person is a Los Angeles-based firm that provides investment and intellectual capital to developmental and emerging-growth stage technology companies and takes an active role to assist them to realize their full potential.

     To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

     (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 8, 2000, the Reporting Person entered into a Stock Purchase Agreement dated as of April 18, 2000, by and between the Reporting Person and the Issuer (the "Agreement"), providing for the investment by the Reporting Person of $9,000 in exchange for 900 shares of Issuer's Series B Convertible Preferred Stock (the "Purchased Stock"). In addition, as a result of

CUSIP No. 71-934 8104                 13D                           Page 4 of 8


this investment, it is anticipated that Reporting Person will be an active shareholder of Issuer, and as such, will help Issuer with its strategic plan, assist in building a management team and Board of Directors, identify and consummate strategic relationships, provide advice on merger and acquisition activities and assist Issuer in its capital formation process. Reporting Person will actively support Issuer in the design and conduct of a comprehensive program of corporate and marketing communications and investor relations to accelerate the achievement of Issuer's business objectives and communicate Issuer's industry and product vision. The Reporting Person used working capital to make the investment in the Purchased Stock.

     Pursuant to the Agreement, on or before July 7, 2000, the Purchased Stock shall be converted into 50.0% of the Issuer's then-outstanding common stock following the conversion, on a fully diluted basis. As of June 8, 2000, Issuer had 28,716,392 shares of common stock outstanding on a fully diluted basis. Thus, if Reporting Person had converted the Purchased Shares on June 8, 2000, pursuant to the terms of the Agreement, Reporting Person would obtain sole and dispositive voting power over 28,716,392 shares of Issuer's fully diluted common stock.


ITEM 4. PURPOSE OF THE TRANSACTION.

     (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

     Except as set forth above, or as described below, the Reporting Person does not have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that Reporting Person has the right to designate a new member of the board of directors of Issuer;

     (e) Any material changes in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 71-934 8104                 13D                           Page 5 of 8


     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The number of shares of common stock anticipated to be covered by this report is 28,716,392, which constitutes, based on the number of shares of common stock outstanding on a fully diluted basis on June 8, 2000, approximately 50.0% of Issuer's common stock. In addition, Reporting Person is the beneficial owner of warrants to purchase 400,000 additional shares of the Issuer's common stock, which were previously purchased on March 24, 2000. Such warrants are currently excercisable at $0.10 per share.

     (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer's common stock, and (ii) there have been no transactions in the shares of Issuer's common stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers or directors.

     (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock held by the Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. A copy of the Agreement is included as Exhibit 1 to this Schedule 13D. Pursuant to Section 6.2 of the Agreement, if Reporting Person introduces another entity to Issuer and such entity makes an investment in Issuer as a result of such introduction, Reporting Person is entitled to receive customary introduction fees of seven percent. Attached hereto as Exhibit 2 is the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of PhotoLoft.com, relating to the Purchased Shares.

     In connection with the Agreement, Issuer and Reporting Person also entered into a Registration Rights Agreement dated June 8, 2000 (attached hereto as
Exhibit 3), which sets forth Reporting Person's rights and Issuer's obligations as to the filing of a Registration Statement with the SEC to register Reporting Person's 28,716,392 shares of Issuer's common stock.

     On May 18, 2000, Issuer and Reporting Person entered into a Loan and Security Agreement (attached hereto as Exhibit 4), whereby Reporting Person lent $275,000 to Issuer, secured by a Promissory Note of even date therewith (attached hereto as Exhibit 5).

CUSIP No. 71-934 8104                 13D                           Page 6 of 8


     On May 22, 2000, Issuer and Reporting Person executed a side letter (attached hereto as Exhibit 6) to supplement the Agreement by requiring Issuer to: (i) enter into Shareholder Agreements with certain of its shareholders (the form of which is attached hereto as Exhibit 7); (ii) file a proxy statement with the SEC relating to a special shareholder's meeting to be held to approve an increase in Issuer's authorized shares of common stock and a change in Issuer's name and (iii) providing for certain penalties if Issuer should fail to timely accomplish either of its obligations under the side letter.

     To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit    Description

        1 Stock Purchase Agreement dated as of April 18, 2000 by and between PhotoLoft.com, Inc. and Intellect Capital Group, LLC (without exhibits)

        2 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of PhotoLoft.com

        3 Registration Rights Agreement dated June 8, 2000 by and between PhotoLoft.com, Inc. and Intellect Capital Group, LLC

        4 Loan and Security Agreement dated May 18, 2000 by and between PhotoLoft.com, Inc. and Intellect Capital Group, LLC

        5       Promissory Note dated May 18, 2000 by PhotoLoft.com, Inc.

        6 Side Letter dated May 22, 2000, between PhotoLoft.com, Inc. and Intellect Capital Group, LLC

        7 Form of Shareholder Agreement by and between PhotoLoft.com, Inc. and its shareholders

CUSIP No. 71-934 8104                 13D                           Page 7 of 8


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                            INTELLECT CAPITAL GROUP, LLC



                                            By: /s/ TERREN S. PEIZER
                                                -------------------------
                                            Name:  Terren S. Peizer
                                            Title: Chief Executive Officer


Dated:   June 19, 2000

CUSIP No. 71-934 8104                 13D                           Page 8 of 8


                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF INTELLECT CAPITAL GROUP, LLC

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 11111 Santa Monica Blvd., Suite 650, Los Angeles, CA 90025.

                               BOARD OF DIRECTORS

Name                        Position
----                        --------
Terren S. Peizer            Chairman of the Board of Directors
                            and Chief Executive Officer






                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name                             Title and Present
----                             Principal Occupation
                                 --------------------

Richard Anderson                 Managing Director and Chief Financial Officer

John Shaw                        Managing Director and Chief Operating Officer